UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES

EXCHANGE

ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER

SECTION

13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-38641

Kabushiki Kaisha PEPPER FOOD SERVICE

(Exact name of registrant as specified in its charter)

Pepper Food Service Co., Ltd.

(Translation of Registrant’s Name in English)

Japan

(Jurisdiction of incorporation or organization)

17th floor, Olinas Tower, 4-1-3 Taihei, Sumida-ku, Tokyo, Japan

(Address of principal executive offices)

Kensaku Ichinose, 81-3-3829-3210, 17th floor, Olinas Tower, 4-1-3 Taihei, Sumida-ku, Tokyo, Japan

Telephone number: 81-3-3829-3210

Facsimile number: 81-3-3625-9250

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

American Depositary Shares, each representing one-fifth of a common share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Pepper Food Service Co., Ltd. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on September 27, 2018, following the listing of the Company’s American Depositary Shares (“ADSs”), representing its common shares, on the NASDAQ Global Market (“Nasdaq”), and the date that its registration statement Form F-6 (File No. 333-227178) was declared effective by the Securities and Exchange Commission (the “Commission”) and an additional registration statement on Form 20-F (File No. 001-38641) became effective. On July 8, 2019, the Company filed a Form 25 with the Commission in connection with its delisting of its ADSs from Nasdaq, to terminate the associated registration under Section 12(b) of the Exchange Act. Deregistration will occur on or about October 6, 2019, 90 days after the filing of such Form 25.

B. The Company has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under Section 13(a).

Item 2. Recent United States Market Activity

The Company has not conducted any registered offerings of securities under the Securities Act of 1933, as amended.

Item 3. Foreign Listing and Primary Trading Market

A. The Company’s common shares are listed on the Tokyo Stock Exchange (the “TSE”), which constitutes the primary trading market for those securities.

B. The Company’s common shares were initially listed on the TSE’s Mothers market in September 2006. In May 2017, its common shares were promoted to the Second Section of the TSE under the rules of the TSE which provide that companies listed on Mothers for 10 years are to be promoted to the Second Section. In August 2017, the Company’s common shares were promoted to the First Section of the TSE. The Company has maintained the listing of its common shares on the TSE for at least the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in common shares that occurred on the TSE for the 12-month period from September 27, 2018 to September 26, 2019 was 99.969%.

Item 4. Comparative Trading Volume Data

A. The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from September 27, 2018 and ending September 26, 2019.

B. During the above 12-month period, the average daily trading volume of the Company’s common shares (i) in the United States was 68.803, and (ii) worldwide was 218,927.803.

C. During the above 12-month period, the average daily trading volume of the Company’s common shares in the United States constituted 0.031% of the average daily trading volume of the Company’s common shares on a worldwide basis.

D. The Company’s ADSs were delisted from Nasdaq effective as of the end of the trading day on July 18, 2019. As of July 18, 2019, the average daily trading volume of the Company’s common shares in the United States as a percentage of the average daily trading volume for the Company’s common shares on a worldwide basis for the preceding 12-month period was 0.028%.

E. As of the date of this Form 15F, the Company has not terminated its sponsored American Depositary Receipt (“ADR”) facility regarding the common shares. However, the Company plans to terminate its sponsored ADR facility regarding the common shares with effect from September 30, 2019.

F. The Company used Yahoo! Finance (https://finance.yahoo.co.jp/stocks/detail/?code=3053.T) as the source for determining whether it meets the average daily trading volume requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not Applicable.

Item 7. Notice Requirement

A. As required by Rule 12h-6(h), the Company disclosed its intent to voluntarily terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act in a press release that it issued on September 27, 2019.

B. The Company used PR Newswire to disseminate the notice in the United States. In addition, the press release was posted to the Company’s website and submitted to the Commission on Form 6-K via EDGAR on September 27, 2019.

Item 8. Prior Form 15 Filers

Not Applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, http://www.pepper-fs.co.jp.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, PEPPER FOOD SERVICE CO., LTD. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, PEPPER FOOD SERVICE CO., LTD. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

September 27, 2019

PEPPER FOOD SERVICE CO., LTD.

By: /s/ Kunio Ichinose
Name: Kunio Ichinose Title: Representative Director, President and Chief Executive Officer